January 29, 2010	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE, SUITE 3800 MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com CLIENT/MATTER NUMBER 060587-0103

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	FMI Mutual Funds, Inc. – Amended Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 485(b)(4), the undersigned, counsel for FMI Mutual Funds, Inc., represents that Post-Effective Amendment No. 33 to the Form N-1A Registration Statement of FMI Mutual Funds, Inc. does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

BOSTON BRUSSELS CENTURY CITY CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SHANGHAI SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C.